This letter omits confidential information included in an unredacted version of this letter, which was delivered separately to the Division of Corporation Finance of the Securities and Exchange Commission.

Asterisks denote the omission of the confidential information from the text of this version of such letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Flowers Foods 1919 Flowers Circle Thomasville, Georgia 31757 229.226.9110 flowersfoods.com

December 22, 2022

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr.	Karl Hiller, Branch Chief

Mr. John Cannarella

Ms. Lily Dang

Re:	Flowers Foods, Inc.

Form 10-K for the Fiscal Year ended January 1, 2022

Filed February 23, 2022

File No. 001-16247

Dear Messrs. Hiller and Cannarella and Ms. Dang:

Flowers Foods, Inc., a Georgia corporation (“we,” “our,” or the “Company”), is in receipt of additional verbal comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with a conference call on December 16, 2022 related to the Commission’s letter dated October 25, 2022 (the “Comment Letter”) with respect to our Form 10-K for fiscal year ended January 1, 2022 filed February 23, 2022 (the “2021 Form 10-K”). We have provided the following supplemental responses in connection with those verbal comments. For your convenience, the italicized numbered responses set forth below correspond with the comments contained in the Comment Letter.

Form 10-K for the Fiscal Year ended January 1, 2022

Properties, page 21

1.

We understand from your response to prior comment one that you considered but did not select one alternative for disclosing information that would reasonably inform investors as to the productive capacity and extent of utilization of your principal physical properties to comply with Instruction 1 to Item 102 of Regulation S-K.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

You explain that you do not believe detailed information for each bakery would materially enhance an investors understanding of your business though do not address other alternatives. We note that you have proposed disclosure to explain that your bakeries “have adequate production utilization” and are “able to meet” current requirements.

While we do not object to your view on the utility of the disclosure approach considered and described in your response, we believe that you should nevertheless consider other alternatives and formulate disclosure that is responsive to this requirement.

As described in Instruction 1 to Item 102, productive capacity and the extent of utilization may be provided on a collective basis if appropriate, as for similar types of facilities.

For example, if there are notable differences in utilization of bakeries engaged in production versus production and sales, a distinction introduced in your prior response, you may address this requirement on a collective basis for these two groups.

Please also clarify the extent of any reliance on third party manufacturers in meeting demand to provide context for your utilization metrics and in describing your facilities as adequate and able to meet current requirements. We reissue prior comment one.

Response:

In response to the Staff’s verbal comments, we further propose providing additional disclosure prospectively in future filings in the Properties section of our Form 10-Ks, including disclosure regarding how the Company determines utilization and typically responds to periods of heightened demand, consistent with the revised disclosure from our 2021 Form 10-K shown below. For ease of review, additions to our proposed disclosure in our prior response have been underlined and deletions have been marked with a strikethrough.

“Item 2. Properties

Our principal executive offices are company owned and located in Thomasville, Georgia. The company also leases properties that are used for shared services functions and our IT group and owns several properties for our corporate offices. The company also has an additional shared services center at its Phoenix, Arizona bakery.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

We operate 46 bakeries across the continental U.S. Each of the listed bakeries are company owned except for Modesto, California and Philadelphia, Pennsylvania, which are leased. We believe that our bakeries have adequate production utilization and can meet the current operational requirements for the operation of the business. Additionally, across the continental U.S. in the markets we serve, we own approximately 140 warehouse/distribution centers and lease approximately 550 warehouse/distribution centers.

The table below sets forth the production and sales operations in our bakeries:

Alabama	Georgia	North Carolina
Birmingham (PS)	Atlanta (P)	Goldsboro (PS)
Montgomery (P)	Savannah (PS)	Jamestown (PS)
Tuscaloosa (P)	Suwanee (P)	Newton (PS)
Arizona	Thomasville (PS)	Oregon
Mesa (PS)*	Tucker (P)	Milwaukie (PS)
Phoenix (PS)	Villa Rica (PS)	Pennsylvania
Tolleson (P)	Kansas	Oxford (PS)
Arkansas	Lenexa (PS)	Philadelphia (Leased) (PS)
Batesville (PS)	Kentucky	Tennessee
Texarkana (P)	Bardstown (PS)	Cleveland (P)
California	London (PS)*	Crossville (PS)*
Modesto (Leased) (PS)	Louisiana	Knoxville (PS)
Colorado	Baton Rouge (PS)	Texas
Johnstown (P)	Lafayette (P)	Denton (PS)
Florida	New Orleans (PS)	El Paso (PS)
Bradenton (PS)	Maine	Houston (P)
Jacksonville (PS)	Lewiston (P)	Houston (PS)
Lakeland (PS)	Lewiston (PS)	San Antonio (PS)
Miami (PS)	Nevada	Tyler (PS)
	Henderson (PS)	Virginia
Lynchburg (P)
Norfolk (PS)

P – Production Only
PS – Production and Sales
* Only thrift stores sales

We believe our facilities are well-maintained and adequate, that they are being appropriately utilized and that they have sufficient production utilization for their present intended purposes. ~~The extent of utilization of such facilities varies based on seasonal demand for our products.~~ Utilization is actual labor time as a percent of available hours of production in a week (based on 120 hours/week for three shifts). On a consolidated basis during fiscal 2021, our average quarterly production utilization ranged from 91% to 98% across all bakeries. During heightened periods of demand, the company can improve utilization by streamlining production with longer production runs and fewer differentiated products produced. Production utilization is not materially different when a sales facility is also located at the bakery.”

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

Management’s Discussion and Analysis

Results of Operations , page 33

2.

We note that you have declined to comply with prior comment two, seeking disclosure of volumes that correlate with the branded retail, store branded retail, and non-retail revenues that you report on page 33, and disaggregation of the analysis of changes in total revenues on a similar basis to comply with Item 303(b) and (b)(2)(iii) of Regulation S-K.

You explain that you do not believe further details would materially enhance an investors understanding of your business or operating results, and would be competitively harmful because it would give competitors detailed insight into your sales strategy.

However, your statements about volumetric changes in revenue categories and components do not appear to have adequate context, without quantification of the actual volumes sold in any period, or of the actual changes in volumes sold.

For example, the following disclosure excerpts from page 34 do not describe the extent to which changes in revenues are attributable to changes in prices or to changes in the volume or amount of goods being sold, or to the introduction of new products.

•

“In Fiscal 2021, the company has experienced a favorable sales mix of branded retail sales....The mix of branded retail sales to total sales remained consistent with Fiscal 2020 which benefitted from increased demand....”

•

“We continued to invest in our brands in Fiscal 2021, including targeting the e-commerce channel which has experienced significant growth during the ongoing pandemic. Improved promotional efficiency (measurement of a promotion’s impact on operating performance) in the current year also mitigated the sales decrease.”

•

“Branded retail sales declined...Positive pricing actions and favorable mix shifts in Fiscal 2021 mostly offset volume declines. We experienced a significant increase in prior year volumes as a result of the onset of the pandemic and the impact of the additional week. Sales of our branded traditional loaf breads experienced the largest declines as we focused production on these items in the prior year....”

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

•

“Both our DKB organic products and Canyon Bakehouse gluten-free products continued to experience volume growth in Fiscal 2021 which partially offset the branded retail sales decline. Fiscal 2021 volumes were still significantly higher than our historical pre-pandemic levels.”

•

“Store branded retail sales declined significantly due to decreased volume for store branded breads, buns and rolls...partially offset by increased sales of store branded cake and gluten-free products.”

•

“Sales of our store branded retail products had been declining...and we have experienced an acceleration of this trend during the pandemic, partly due to executing on our strategy to prioritize a more favorable sales mix of branded retail sales.”

While we would not object if you prefer to limit disclosures of volumetric changes to directional remarks when discussing individual components of the revenue categories that are not individually exhibiting material effects, we continue to believe that you should provide meaningful volumetric measures that correlate with your principal revenue categories to provide adequate context for the discussion and analysis.

However, we expect that you have alternatives for quantifying this information. Please describe for us the various volumetric measures that are utilized to manage operations for each of the principal revenue categories and products within those categories, and explain how you have considered the comparative utility of these measures for disclosure.

Tell us how knowledge of volumes associated with revenues would constitute “detailed insight into your sales strategy,” as you have expressed, and how this concern would vary among and the volumetric alternatives. It should be clear how such disclosure would not simply reinforce and clarify disclosures that you have already made, including those noted above, also considering remarks made during earnings calls and in other forums.

For example, the transcript of your 2022 second quarter earnings call includes the statements “our goal over time is to not only grow dollars but continue growing our unit share,” “we saw private label gain a little bit of unit share, 10 basis points of unit share,” “overall private label units, they were down almost 8 million units in the quarter,” and “DKB’s unit declines were primarily in California and the mass channel.” We also see average unit prices disclosed for several retail brands in your September 8, 2022 presentation for the Barclays Global Consumer Staples Conference on your website.

In conjunction with the foregoing, please explain to us how you have calculated the percentage change in revenue attributed to “Pricing/mix” on page 33 and submit for our review detailed computations of all three percentages presented in the tabulation.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

If the Pricing/mix percentage reflects volumetric changes (e.g. selling fewer store branded retail products and a greater number of branded retail products at higher prices), also tell us your rationale for this approach and how the percentage of the change in revenue that is attributed to volume would be representationally faithful, in your view.

Please submit for our review the incremental revisions that you believe would resolve the concerns outlined above or if you would like us to further consider your position, also provide us with schedules of revenues and volumes for each category of revenues and corresponding details for material products within these groups for each period.

Response:

In response to the Staff’s verbal comments, we further propose prospectively in future filings including the disclosure shown below in the MD&A of our Form 10-Ks and Form 10-Qs. For ease of review, additions to our proposed disclosure in our prior response have been underlined.

“The company disaggregates sales into branded retail and other categories. This aligns with our brand-focused strategy to drive above-market growth via innovation and focusing on higher margin products. The other category includes store branded retail and non-retail (foodservice, restaurant, institutional, vending, thrift stores, and contract manufacturing).

	Fiscal 2021		Fiscal 2020
	52 weeks		53 weeks
	$	%	$	%	% Change
	(Amounts in thousands)		(Amounts in thousands)
Branded Retail	$2,875,418	66.4	$2,914,072	66.4	(1.3)
Other	1,455,349	33.6	1,473,919	33.6	(1.3)

Total	$4,330,767	100.0	$4,387,991	100.0	(1.3)

Percentage point change in sales attributed to:	Branded Retail	Other	Total
Price/mix*	4.8%	4.6%	4.6%
Volume*	-4.4%	-4.2%	-4.2%
Impact of 53rd week in the prior fiscal year	-1.7%	-1.7%	-1.7%

Total percentage change in sales	-1.3%	-1.3%	-1.3%

*Computations above are calculated as follows:

Price/Mix $ = Current fiscal year units × change in price per unit

Price/Mix % = Price/Mix $ ÷ Prior fiscal year Sales $

Volume $ = Prior fiscal year price per unit × change in units

Volume % = Volume $ ÷ Prior fiscal year Sales $”

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

As previously disclosed, we will make conforming changes consistently throughout the remainder of the MD&A and other disclosures in our Form 10-Ks and Form 10-Qs, as applicable. Additionally, the narrative sales discussion in the MD&A of our Form 10-Ks and Form 10-Qs will have specific subheaders such as: “Branded Retail” and “Other”, with additional context and qualitative disclosure included therein.

After considering the Staff’s verbal comments and the Company’s current corporate strategy, the Company will provide enhanced disclosure in the footnotes to the table regarding how it defines price/mix and volume. [***]1

Accordingly, we believe the proposed revisions to our disclosure provide meaningful additional disclosure for investors, including the material information required by Regulation S-K, while at the same time, protecting competitively sensitive information that would be harmful to the Company and our shareholders if disclosed. We will continue to assess in future periods how such disclosure should be revised to provide required material information to investors.

[1]	The information consists of two pages redacted and filed separately with the Commission pursuant to the Company’s request for confidential information (REF. FLO001).
***	INDICATES CONFIDENTIAL MATERIAL REDACTED AND FILED SEPARATELY WITH THE COMMISSION.

FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY FLOWERS FOODS, INC.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 229-227-2284.

Sincerely yours,

/s/ R. Steve Kinsey
R. Steve Kinsey
Chief Financial Officer and
Chief Accounting Officer

Copies to:

Ms. Stephanie B. Tillman

Mr. Joel T. May